December 2, 2024

Assaf Ginzburg
Chief Financial Officer
Ormat Technologies, Inc.
6140 Plumas Street
Reno, NV 89519

       Re: Ormat Technologies, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 23, 2024
           File No. 001-32347
Dear Assaf Ginzburg:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation